BresaGen

02034341

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Wednesday, 22 May 2002
SUBJECT:	ASX Announcement
PAGES (inc. cover)	3

SUPPL

02 MAY 22 AM 10:

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following anouncement which was released through the Australian Stock Exchange today –

Appendix 3Y – Change of Director's Interest Notice

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL
P

dlw 5/29

If there are any problems with this transmission, call 08 8234 2660

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution this information or any information this facsimile may contain by anyone other than the addressee, is prohibited. If you have received this document in error, please advise BresaGen by telephone and then return it by mail to the address above. We shall refund in full your costs in doing so.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity – BresaGen Limited
ABN 60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter Hart
Date of last notice	7 January, 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	All shares held by Hart Superannuation Account.
Date of change	22 May, 2002
No. of securities held prior to change	4,000
Class	Ordinary Shares
Number acquired	5,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	.95c
No. of securities held after change	9,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of Interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.